For Immediate Release

UNILENS VISION REPORTS RECORD REVENUE, PRETAX EARNINGS
AND ROYALTY INCOME FOR YEAR ENDED JUNE 30, 2008

EARNINGS ESCALATE OVER 24% TO $0.36 PER SHARE

LARGO, Florida (September 30, 2008) - Unilens Vision Inc. (OTC Bulletin Board: UVICF; TSX Venture Exchange: UVI), which develops, licenses, manufactures, distributes and markets specialty contact lenses, today reported its operating results for the fourth quarter and fiscal year ended June 30, 2008 (FY2008).

Net sales, excluding royalty income, increased 4.6% to $6,665,566 in FY2008, compared with $6,370,930 in the previous fiscal year (FY2007). The increase was primarily a result of continued growth of the Company’s C-Vue brand of specialty contact lenses, sold exclusively to licensed eye care professionals.

Royalty income for FY2008 increased 20.0% to a record $2,629,123 compared with $2,190,428 in the prior-year. Sales of licensed products by our licensee Bausch & Lomb continue to increase, resulting in continued double digit royalty income growth and record royalty payments.

FY2008, income before taxes increased 21.0% to a record $2,636,652 compared with $2,179,742 in the prior-year. After recording net income tax expense of $1,006,060, Unilens reported net income of $1,630,592 for the year, or $0.36 per diluted share. In FY2007, the Company reported net income of $1,309,961, or $0.29 per diluted share, which included income tax expense of $869,781.

“We are pleased to report record sales, royalties and pretax income for the year ended June 30, 2008,” stated Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc. “Strong double-digit growth for our C-Vue brand of lenses sold exclusively to independent practitioners, combined with a 20% growth in royalty revenue derived from Bausch & Lomb’s sales of multifocal lenses that use our key technologies, was responsible for this outstanding performance.”

For the fourth quarter ended June 30, 2008, net sales excluding royalty income, increased 7.0% to $1,811,447, as compared to $1,693,572 for the fourth quarter ending June 30, 2007. Net sales of the Company’s C-Vue disposable multifocal contact lenses increased by 11% during the fourth quarter of FY2008, while sales of conventional product lines declined, as expected.

Royalty income for the fourth quarter ended June 30, 2008 increased 17.4% to a record $740,482, compared with $630,932 in the prior-year period, demonstrating increasing demand for sales of licensed products by our licensee Bausch & Lomb.

Income before taxes for the fourth quarter ended June 30, 2008 increased 26.3% to $846,701, compared with $670,471 in the prior-year period. After recording net income tax expense of $338,050, Unilens reported net income of $508,651, or $0.11 per diluted share, for the quarter ended June 30, 2008. This compared with net income of $406,264, or $0.09 per diluted share in the fourth quarter of FY2007, which included income tax expense of $264,207.

“Our financial condition at the end of the most recent fiscal year continues to be strong. After paying out over $3.0 million in cash dividends during FY2008, we remain debt free, with a cash position of $1.6 million, as of June 30, 2008,” stated Michael Pecora.

“Shortly after the end of our fiscal year, the Unilens’ Board of Directors declared a third special cash dividend of US $0.30 per common share and its regular quarterly dividend of US $0.09 per common share. “This decision was based on the Company’s strong balance sheet, and projected operating cash flows and is consistent with the Board’s commitment that shareholders should share directly in the earnings achieved by management while continuing to execute our growth strategy.”

About Unilens Vision Inc. - “The Independent Eye Care Professionals Contact Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo, Florida, develops, licenses, manufactures, distributes and markets contact lenses primarily under the C-Vue® brand directly to Independent Eye Care Professionals. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” as well as the Canadian TSX Venture Exchange under the symbol “UVI”.

(Note: All financial information in this release is stated in U.S. Dollars.)

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Leonard F. Barker, CFO, Unilens Vision Inc. at (727) 544-2531

UNILENS VISION INC.
FOURTH QUARTER AND TWELVE MONTHS - FISCAL 2008
CONDENSED CONSOLIDATED FINANCIAL INFORMATION

(All figures in U.S. Dollars) RESULTS OF OPERATIONS
	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	Twelve Months Ended June 30, 2008	Twelve Months Ended June 30, 2007
Sales	$1,811,447	$1,693,572	$6,665,566	$6,370,930
Cost of sales	950,779	919,934	3,705,581	3,489,836
	860,668	773,638	2,959,985	2,881,094
Expenses	758,984	679,890	2,935,167	2,866,309
Income from operations	101,684	93,748	24,818	14,785
Other items:
Royalty income	740,482	630,932	2,629,123	2,190,428
Other income (expense)	1,835	(71,422)	(45,236)	(71,812)
Remeasurement income (loss)	(163)	2,021	1,805	304
Interest income	2,863	15,192	26,142	46,037
	745,017	576,723	2,611,834	2,164,957
Income before income tax	846,701	670,471	2,636,652	2,179,742
Income tax expense	338,050	264,207	1,006,060	869,781
Net income for the period	$508,651	$406,264	$1,630,592	$1,309,961
Net income per common share:
Basic	$0.11	$0.09	$0.36	$0.29
Diluted	$0.11	$0.09	$0.36	$0.29
CASH FLOWS
Provided (used) by:
Operating activities	$845,756	$546,016	$2,694,414	$2,063,765
Investing activities	(18,296)	(43,479)	(81,754)	(184,620)
Financing activities	(409,565)	(338,491)	(2,972,701)	(2,113,370)
Increase (decrease) in cash	$417,895	$164,046	$(360,041)	$(234,225)

BALANCE SHEET
			June 30, 2008	June 30, 2007
Cash			$1,603,476	$1,961,712
Total assets			6,784,128	7,987,808
Current liabilities			957,434	819,005
Total liabilities			957,434	819,005
Stockholders’ equity			$5,826,694	$7,168,803